[Letterhead of Wachtell, Lipton, Rosen & Katz]




                          Direct Dial: (212) 401-1309
                           Direct Fax: (212) 403-2309
                            E-Mail: DAKatz@wlrk.com

                               September 21, 2006



VIA EDGAR AND FEDERAL EXPRESS

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005

                          Re:      Cardinal Health, Inc.
                                   Form 10-K for fiscal year ended June 30, 2005 File Number 1-11373
                                   ---------------------------------------------

Dear Mr. Rosenberg:

     On behalf of our client, Cardinal Health, Inc. (the "Company"), we are responding to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC" or "Commission") that appeared in your letter, dated September 14, 2006, with respect to the filing referenced above. We appreciate the time the Staff has spent with us over the last several days to discuss this matter and address the issues raised by the Staff's most recent letter and our prior correspondence in an effort to resolve definitively the outstanding Staff comments.

     After further consideration of the Staff's comments, the Company believes that it is no longer appropriate to include disclosure regarding revenue from bulk customers in the Company's SEC filings. Although the Company has historically believed that it would be helpful to investors to differentiate revenue from bulk customers from other revenue in the Company's pharmaceutical distribution business, the Company has determined that the disclosure that is under discussion is no longer meaningful and, in fact, may appear to be confusing to investors and other readers of the Company's SEC filings. As we discussed with the Staff, it is not unusual for a distribution business to have different margins on various products that it distributes. As has been addressed in the Company's filings and in prior correspondence with the Staff, the Company has largely moved to a fee-for-service model, so it would not be unexpected to investors that


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products with lower margins might have different levels of service. However, due to the complexity and variety of the Company's services to bulk customers, our attempts to explain revenues from bulk customers have become overly complicated. Therefore, we do not believe that the proposed disclosure (modified as discussed below) provides meaningful information to investors, nor do we believe that such disclosure is either material or required. Simply by way of example, different "bulk customers" may have different requirements for the Company when placing bulk orders and these requirements may change over time thus leading to confusion over what exactly is "revenue from bulk customers". Therefore, we believe that the most appropriate approach would be to delete this disclosure in future SEC filings and no longer differentiate "revenue from bulk customers" in the Company's SEC filings.

     However, should the Staff not concur with the Company's proposed approach to delete the proposed disclosure, as discussed with the Staff, the Company is prepared to include the disclosure in its quarterly report on Form 10-Q for the fiscal quarter ending September 30, 2006, regarding transactions with bulk and non-bulk customers to respond to the issues raised by the Staff's most recent comments. The revised disclosure would read as follows:

                The Pharmaceutical Distribution and Provider Services
         ("PDPS") segment differentiates between bulk and non-bulk customers, because bulk customers generate lower operating earnings than non-bulk customers. Bulk customers consist of customers' centralized warehouse operations and customers' mail order businesses. All other customers are classified as non-bulk customers (for example: retail stores; pharmacies; hospitals; and alternate care sites). Bulk customers include warehouse operations of retail chains, whose retail stores are classified as non-bulk customers. Bulk customers have the ability to process large quantities of products in central locations and self distribute these products to their individual retail stores or customers. Substantially all deliveries to bulk customers consist of product shipped in the same form as the product is received from the manufacturer, but a small portion of deliveries to bulk customers are broken down into smaller units prior to shipping. Non-bulk customers, on the other hand, require more complex servicing by the Company. These services, all of which are performed by the Company, include receiving inventory in large or full case quantities and breaking it down into smaller quantities, warehousing the product for a longer period of time, picking individual products specific to a customer's order and delivering that smaller order to a customer location.

                Operating earnings from both bulk and non-bulk customers include selling margin, which is customer pricing less the cost of products sold, and vendor margins, which are cash discounts, rebates and fees for services, less applicable selling, general and administrative expenses. Bulk customers generate lower operating earnings than non-bulk customers because of lower vendor margins and customer pricing. Both bulk and non-bulk customers generate vendor margins, but vendor margins for bulk customers are lower, because substantially all of bulk customers' orders consist of products that are less profitable than the average profit of all products ordered. Bulk customers as a whole receive lower

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


         pricing than non-bulk customers as a whole due to market competition and lower operating expenses. As noted above, deliveries to bulk customers have lower servicing costs related to warehousing and handling than deliveries to non-bulk customers. These lower selling, general and administrative expenses only partially offset the lower bulk customer prices and less profitable product mix resulting in overall lower operating earnings for bulk customers. See the PDPS segment's "Operating Earnings" discussion below for the significant items impacting margin within this segment.

                                      * * *


         Set forth below are the Company's responses to the Staff's specific comments. For the Staff's convenience, the text of the Staff's comments is set forth below in bold followed in each case by the response.

FORM 10-K FOR JUNE 30, 2005

FINANCIAL STATEMENTS

1. WE HAVE READ YOUR PROPOSED DISCLOSURE. TO UNDERSTAND YOUR DEFINITION OF BULK CUSTOMERS AND THE EFFECT THAT REVENUES FROM BULK CUSTOMERS HAS ON YOUR FINANCIAL POSITION, RESULTS OF OPERATIONS AND CASH FLOWS, PLEASE REVISE YOUR PROPOSED DISCLOSURE TO ADDRESS THE FOLLOWING:

         A. IN THE FIRST PARAGRAPH:

                           I. CLARIFY IN THE THIRD SENTENCE WHAT "OTHER CUSTOMERS NOT SPECIFICALLY CLASSIFIED AS BULK" MEANS AND WHETHER IT COULD BE A CUSTOMER THAT WOULD OTHERWISE MEET YOUR DEFINITION OF BULK CUSTOMER IN THE IMMEDIATELY PRECEDING SENTENCE (I.E., A CUSTOMER'S CENTRALIZED WAREHOUSE OPERATIONS OR A CUSTOMER'S MAIL ORDER BUSINESS).

                                    RESPONSE: Reference is made to the third sentence of the first paragraph in the Company's proposed disclosure.

                           II. QUANTIFY IN DOLLARS OR A PERCENTAGE OF BULK CUSTOMER REVENUE WHAT "MOST" IN THE FOURTH SENTENCE REPRESENTS.

                                    RESPONSE: Based on management's review of the business, the Company believes substantially all deliveries to bulk customers consist of product shipped in the same form as the product is received from the manufacturer, and a small portion of deliveries to bulk customers are broken down into smaller units prior to shipping. The Company cannot

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


                                    specifically quantify the dollar amounts or the percentage of revenue from bulk customers that are shipped in the same form as the product is received from the manufacturer versus the amount of product broken down into smaller units prior to shipping to customers. The majority of shipments are invoiced and tracked at a product's individual unit of measure whether or not the form of delivery is in the same form as the product is received from the manufacturer.

                           III. DESCRIBE DELIVERIES TO BULK CUSTOMERS THAT ARE NOT COVERED BY THE "MOST."

                                    RESPONSE: Reference is made to the sixth sentence of the first paragraph in the Company's proposed disclosure.

                           IV. CLARIFY WHETHER A SINGLE CUSTOMER CAN BE BOTH A BULK CUSTOMER AND NON-BULK CUSTOMER, AS YOU DEFINE THOSE TERMS, AND THE CIRCUMSTANCES WHEN THAT WOULD OCCUR.

                                    RESPONSE: Yes. Reference is made to the
                                    fourth sentence of the first paragraph in the Company's proposed disclosure.

                           V. CLARIFY WHETHER BULK CUSTOMER REVENUE, AS YOU DEFINE IT, INCLUDES SALES OF PRODUCT THAT REQUIRE THE "MORE COMPLEX PROCESSING" THAT YOU DESCRIBE IN THE FIFTH AND SIXTH SENTENCES.

                                    RESPONSE: Yes. Reference is made to the
                                    sixth sentence of the first paragraph in the Company's proposed disclosure.

                           VI. CLARIFY IN THE FIFTH SENTENCE, IF TRUE, THAT THE "MORE COMPLEX SERVICING" YOU DESCRIBE IS PERFORMED BY CARDINAL.

                                    RESPONSE: Yes, this is true. Reference is made to the seventh sentence of the first paragraph in the Company's proposed disclosure.


                           VII. CLARIFY IN THE SIXTH SENTENCE, IF TRUE, THAT THE ACTIVITIES YOU DESCRIBED ARE PERFORMED BY CARDINAL.

                                    RESPONSE: Yes, this is true. Reference is made to the eighth sentence of the first paragraph in the Company's proposed disclosure.

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


         B. IN THE SECOND PARAGRAPH:

                           I. DEFINE "MARGINS" IN THE FIRST SENTENCE FOR BOTH BULK AND NON-BULK CUSTOMER REVENUE AND AS PREVIOUSLY REQUESTED IN PRIOR COMMENT 1(D) SPECIFY WHETHER IN EACH THEY INCLUDE AMOUNTS RECEIVED FROM YOUR VENDORS (E.G. FEES FOR SERVICES AND REBATES).

                                    RESPONSE: Reference is made to the first sentence of the second paragraph in the Company's proposed disclosure.

                                    In light of the Staff's comments, the
                                    Company has reevaluated the use of the term
                                    "margins" in the proposed disclosure and now believes that "operating earnings" is a more appropriate term to use than "margins". Operating earnings is used in the financial statements of the Company and is the focus of its Management's Discussion and Analysis disclosure.

                           II.      STATE WHY AND FOR WHICH TYPES OF
                                    TRANSACTIONS BULK CUSTOMERS RECEIVE "LOWER
                                    CUSTOMER PRICING." ALSO, INCLUDE DISCLOSURE
                                    THAT INDICATES THE RELATIVE SIGNIFICANCE OF
                                    "LOWER". FOR EXAMPLE, IF ALL BUT A DE
                                    MINIMIS AMOUNT OF BULK CUSTOMER REVENUE
                                    REPRESENTS CROSS DOCKS AND DROP SHIPMENTS
                                    AND FOR THOSE TRANSACTIONS YOU PASS ALONG
                                    YOUR VENDOR'S PRICING TO YOU TO THE BULK
                                    CUSTOMER, A STATEMENT TO THAT EFFECT MAY
                                    ADDRESS THIS POINT.

                                    RESPONSE: As noted in the proposed
                                    disclosure, bulk customers as a whole
                                    receive lower pricing than non-bulk
                                    customers as a whole due to market
                                    competition and lower operating expenses.
                                    The nature of the pricing is the same for all transactions for a particular bulk customer and does not change based upon the form of the shipment (i.e., shipments of products in the same form as the product is received from the manufacturer versus product broken down into smaller units prior to shipping to customers).

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


                           III. DEFINE "VENDOR MARGINS," WHICH YOU REFERENCE IN THE FIRST AND SECOND SENTENCES, AND EXPLAIN ITS RELEVANCE TO "MARGIN" ON SALES TO BULK CUSTOMERS.

                                    RESPONSE: Reference is made to the first sentence of the second paragraph in the Company's proposed disclosure.

                           IV. CLARIFY WHY LOWER CUSTOMER PRICING FOR BULK CUSTOMERS RESULTS IN LOWER BULK CUSTOMER MARGINS.

                                    RESPONSE: Reference is made to the second paragraph in the Company's proposed disclosure.

                           V. CLARIFY THE SPECIFIC PRODUCT MIX THAT YOU REFER TO IN THE SECOND SENTENCE AND WHY THE PRODUCT MIX CAUSES LOWER MARGINS FOR BULK CUSTOMERS.

                                    RESPONSE: Reference is made to the second paragraph in the Company's proposed disclosure.

         C. PLEASE INCLUDE THE DISCLOSURE THAT YOU PROPOSE AT THE END OF YOUR RESPONSE TO COMMENT 1(E) OF OUR AUGUST 14, 2006 COMMENT LETTER PROMINENTLY RATHER THAN AS A FOOTNOTE.

                  RESPONSE: The Company has reviewed comment 1(E) of the Staff's letter dated August 14, 2006, and the Company's response to such comment 1(E) and do not see any reference to a footnote disclosure. The Company would appreciate clarification from the Staff on this comment.

         D. WE WILL DEFER OUR PROCESSING OF PRIOR COMMENT 1(F) UNTIL WE UNDERSTAND YOUR DEFINITION OF BULK CUSTOMER REVENUE AND NON-BULK CUSTOMER REVENUE. PLEASE NOTE THAT ONCE WE UNDERSTAND THESE DEFINITIONS, WE MAY HAVE FURTHER COMMENT OR REQUEST ADDITIONAL DISCLOSURE IN ADDITION TO THAT REQUESTED IN PRIOR COMMENT 1(F).

                  RESPONSE: Please let us know as soon as possible if you have additional comments.


                  We believe the Company has responded in good faith to questions raised by the Staff. As the Staff is aware, the Company filed a Form S-3 on March 2, 2006 (File No. 333-132171) which has not been declared effective, because the comments relating to the Company's Form 10-K for fiscal year ended June 30, 2005 have not been resolved. The Company believes that having access to the capital market through an effective Form

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


S-3 would be in the best interest of its shareholders and would like to resolve these comments as expeditiously as possible. To the extent that a meeting or further telephone discussion would facilitate resolving these matters, we are available to the Staff.

                  Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1309 or my colleague, David K. Lam, at (212) 403-1394. At the Staff's request, Eric R. Slusser, Executive Vice President, Chief Accounting Officer and Controller, or Jeffrey W. Henderson, Chief Financial Officer, are available to answer any questions that you may have.


                                                              Very truly yours,


                                                          /s/ David A. Katz
                                                          ---------------------

                                                              David A. Katz


Enclosures

cc:        Lisa Vanjoske
                  Securities and Exchange Commission
           Ivan K. Fong
           Jeffrey W. Henderson
           Eric R. Slusser
                  Cardinal Health, Inc.
           David K.Lam
                  Wachtell, Lipton, Rosen & Katz



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